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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                  -----------------------------------------

                                 SCHEDULE 13G


            INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                               (AMENDMENT NO. 4)



                           THE COLEMAN COMPANY, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)



                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)



                                  193559 10 1
--------------------------------------------------------------------------------
                                (CUSIP Number)











                       (CONTINUED ON FOLLOWING PAGE(S))


                                  Page 1 of 7




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CUSIP NO. 193559 10 1                                               Page 2 of 7




1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                           MAFCO HOLDINGS INC.

2.       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP                (a)  [ ]
                                                                       (b)  [ ]

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OR ORGANIZATION

                                            DELAWARE

NUMBER                     5.       SOLE VOTING POWER

OF SHARES                                   -0-

BENEFICIALLY               6.       SHARED VOTING POWER

                                            44,067,520
OWNED BY
                           7.       SOLE DISPOSITIVE POWER
EACH
                                            -0-
REPORTING
                           8.       SHARED DISPOSITIVE POWER
PERSON WITH
                                            44,067,520

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            44,067,520

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                             [ ]


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                            82.8%

12.      TYPE OF REPORTING PERSON

                                            CO



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CUSIP NO. 193559 10 1                                               Page 3 of 7




1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                           COLEMAN WORLDWIDE CORPORATION

2.       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP                (a)  [ ]
                                                                       (b)  [ ]

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OR ORGANIZATION

                                            DELAWARE

NUMBER                     5.       SOLE VOTING POWER

OF SHARES                                   -0-

BENEFICIALLY               6.       SHARED VOTING POWER

                                            44,067,520
OWNED BY
                           7.       SOLE DISPOSITIVE POWER
EACH
                                            -0-
REPORTING
                           8.       SHARED DISPOSITIVE POWER
PERSON WITH
                                            44,067,520

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            44,067,520

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                             [ ]


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                            82.8%

12.      TYPE OF REPORTING PERSON

                                            CO



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CUSIP NO. 193559 10 1                                               Page 4 of 7



Item 1(a):        Name of Issuer.

                  THE COLEMAN COMPANY, INC. (the "Company")

Item 1(b):        Address of Issuer's Principal Executive Offices.

                  1767 Denver West Boulevard
                  Golden, Colorado  80401

Item 2(a):        Name of Persons Filing.

                  Coleman Worldwide Corporation ("Coleman Worldwide") is an indirect wholly-owned subsidiary of Mafco
                  Holdings Inc. ("Mafco Holdings"). All of the capital stock of Mafco Holdings is owned by Ronald
                  O. Perelman.


Item 2(b):        Address of Principal Business Office.

                  The principal business offices of Coleman Worldwide are located at 1767 Denver West Boulevard, Golden, Colorado 80401. The principal business offices of Mafco Holdings are located at 35 East 62nd Street, New York, New York 10021.

Item 2(c):        Citizenship.

                  Coleman Worldwide and Mafco Holdings are Delaware corporations.

Item 2(d):        Title of Class of Securities.

                  Common Stock, par value $.01 per share (the
                  "Shares").


Item 2(e):        CUSIP Number.

                  193559 10 1

Item 3:           Not Applicable

Item 4:           Ownership.

                  Coleman Worldwide owns 44,067,520 Shares, which represent approximately 82.8% of the total number of Shares outstanding on December 31,


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CUSIP NO. 193559 10 1                                               Page 5 of 7



                  1996. Mafco may be deemed to beneficially own the Shares owned by Coleman Worldwide. Ronald O.
                  Perelman owns all of the capital stock of Mafco.

                  (a)  Amount Beneficially Owned:

                           44,067,520 Shares

                  (b)  Percent of Class:

                           Approximately 82.8% based upon an
                           aggregate of 53,222,420 Shares outstanding on December 31, 1996.

                  (c)      Number of shares as to which such person has:

                           (i)   Sole power to vote or to direct
                                   the vote............................. -0-

                           (ii)  Shared power to vote or to direct
                                   the vote ......................44,067,520

                           (iii) Sole power to dispose or to direct
                                   the disposition of....................-0-

                           (iv)  Shared power to dispose or to direct
                                   the disposition of.............44,067,520

Item 5:           Owner of Five Percent or Less of a Class.

                  Not Applicable


Item 6:           Ownership of More than Five Percent on Behalf of
                  Another Person.

                  Of the Shares owned, 42,394,810 Shares are pledged to secure obligations. In addition, 1,400,000 Shares have been deposited with an escrow agent pursuant to a share lending arrangement described under the caption "Underwriting" in the Prospectus dated May 20, 1993 which forms a part of the Coleman Worldwide Corporation Registration Statement on Form S-1 (No. 33-60274).







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CUSIP NO. 193559 10 1                                               Page 6 of 7



Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                           Not Applicable


Item 8:           Identification and Classification of Members of the Group.

                           Not Applicable

Item 9:           Notice of Dissolution of Group.

                           Not Applicable

Item 10:          Certification.

                           Not Applicable



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CUSIP NO. 193559 10 1                                               Page 7 of 7


                                   Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February       , 1997

                                       COLEMAN WORLDWIDE CORPORATION



                                       By:     /s/ Glenn P. Dickes
                                          -------------------------------------
                                          Name:    Glenn P. Dickes
                                          Title:     Vice President



                                       MAFCO HOLDINGS INC.



                                       By:     /s/ Glenn P. Dickes
                                          -------------------------------------
                                          Name:    Glenn P. Dickes
                                          Title:     Senior Vice President